EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING

TAKE NOTICE that the 2012 Annual General & Special Meeting of the Shareholders of Avino Silver & Gold Mines Ltd. (hereinafter called the "Company") will be held at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1 on Friday, June 22, 2012 at 11:00 a.m. (local time) for the following purposes:

1)	to receive the Report of the Directors;

2)	to receive the financial statements of the Company for its fiscal year ended December 31, 2011 and the report of the Auditors thereon;

3)	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4)	to determine the number of directors and to elect directors;

5)	to approve the Rolling Stock Option Plan as more particularly described in the Information Circular; and

6)	to transact such other business as may properly come before the Meeting or any adjournment thereof..

Accompanying this Notice are an Information Circular dated May 18, 2012 and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes.  The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 18th  day of May, 2012

BY ORDER OF THE BOARD OF DIRECTORS

“David Wolfin”
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David Wolfin, President & Chief Executive Officer